PACIFIC RIM MINING CORP.
Suite 410 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
(604) 689-1976

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific Rim Mining Corp. (hereinafter called the “Company”) will be held at the Xchange Conference Centre, 2nd Floor, 888 Dunsmuir Street , Vancouver, British Columbia, on Tuesday, August 29, 2006 at 2:30p.m. (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the financial year ended April 30, 2006 (with comparative statements relating to the preceding financial periods) together with the report of the auditors thereon;

2.	To fix the number of directors at six (6);

2.	To elect directors to hold office for the ensuing year;

3.	To appoint auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

4.	To consider, and if thought fit, pass an ordinary resolution confirming and approving a shareholder rights plan agreement for the Company;

5.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution providing for the deletion in its entirety of the Company’s existing Incentive Stock Option and Bonus Plan and the adoption of a new Incentive Stock Option and Bonus Plan whereunder the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting incentive stock options, all as more fully set for the in the information Circular accompanying this Notice and confirming the actions of the directors in executing documentation pertaining thereto by and on behalf of the Company; and

5.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is a management Information Circular, a form of Proxy and notes thereto, and an Annual Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. The Company will have copies of its audited financial statements for the fiscal year ended April 30, 2006, including Management’s Discussion and Analysis of Operating Results, available for review at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 31st day of July, 2006.

BY ORDER OF THE BOARD
Thomas Shrake
President, Chief Executive Officer and Director